United States
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number  333-21263-11

Norwest Asset Securities Corporation,
Mortgage Pass-Through Certs., Series 1997-11 Trust
(Exact name of registrant as specified in its charter)

c/o Norwest Bank Minnesota, N.A.
7485 New Horizon Way
Frederick, Maryland  21703
(301) 696-7900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

A1  A2  A3  A4  A5
M
B1  B2  B3  B4  B5
APO
AR

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     / /     Rule 12h-3(b)(1)(i) /X/
Rule 12g-4(a)(1)(ii)    / /     Rule 12h-3(b)(1)(ii) / /
Rule 12g-4(a)(2)(i)    / /         Rule 12h-3(b)(2)(i) / /
Rule 12g-4(a)(2)(ii)    / /     Rule 12h-3(b)(2)(ii) / /
Rule 15d-6 /X/



Approximate number of holders of record as of the certification or notice date: 20.

Pursuant to the requirements of the Securities Exchange Act of 1934, Norwest Asset Securities Corporation,
Mortgage Pass-Through Certs., Series 1997-11 Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 16, 1998  BY:  /S/SHERRI J. SHARPS
Vice President, Securities Administration Services

Instruction: This form is required by Rules 12g-4,12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.
The name and title of the person signing the form shall be typed or printed under the signature.